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                               November 16, 2023

       Stephen C. Glover
       Chief Executive Officer
       ZyVersa Therapeutics, Inc.
       2200 N. Commerce Parkway, Suite 208
       Weston, FL 33326

                                                        Re: ZyVersa
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 3,
2023
                                                            File No. 333-275320

       Dear Stephen C. Glover:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that you have engaged A.G.P./Alliance Global Partners to act as your placement agent in
a best efforts offering. Please revise your cover page to disclose the termination date of
this offering or otherwise advise. See Item 501(b)(8)(iii) of
                                                        Regulation S-K.
       Use of Proceeds, page 67

   2. We note your disclosure that a portion of the proceeds will go to the holders of the Series
                                                        B Shares. Please revise
your disclosure here to indicate the order of priority for the use of proceeds in this
offering. Refer to Instruction 1 of Item 504 of Regulation S-K.
   3. Please revise your disclosure in this section and in the Prospectus Summary to explain why the holders of the
Series B Shares will receive any proceeds from this offering. To
 Stephen C. Glover
ZyVersa Therapeutics, Inc.
November 16, 2023
Page 2
       the extent that the proceeds from this offering will be used to redeem the Series B Shares, please clarify whether such redemption will be made at 120% of the purchase price of the
       Series B Shares. Additionally, please specify whether AGP will receive proceeds from this offering as a holder of Series B Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen C. Glover
                                                             Division of
Corporation Finance
Comapany NameZyVersa Therapeutics, Inc.
                                                             Office of Life
Sciences
November 16, 2023 Page 2
cc:       Faith L. Charles
FirstName LastName